FORM 5

Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . . 1.0

1. Name and Address of Reporting Person Dixon, Donald R. (Last) (First) (Middle) c/o Trident Capital, L.P. 505 Hamilton Avenue, Suite 200 (Street) Palo Alto, CA 94301 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Evolving Systems, Inc (EVOL) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year Dcember 31, 2001 5. If Amendment, Date of Original (Month/Year) January 24, 2002	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
			X Director Officer (give title below)	10% Owner Other (specify below)

7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock							550,500	I	(1)
Common Stock							39,600	I	(2)

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Common Stock Purchase Warrants												427,173	I	(3)
Non-Qualified Stock Option (Right to Buy)	$.75	12/20/01		A	60,000		(4)	12/19/11	Common Stock	60,000		60,000	I	(5)

Explanation of Responses:

Anita T. Moseley, attorney-in-fact for Donald R. Dixon ** Signature of Reporting Person	February 13, 2003 Date

**         Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
             See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.
             If space provided is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form5.htm

Last update: 09/03/2002

Evolving Systems, Inc. (EVOL)
December 31, 2001

Donald R. Dixon
c/o Trident Capital, L.P.
505 Hamilton Avenue, Suite 200
Palo Alto, CA 94301

(1)                                 Consists of 14,908 shares owned by Information Associates, C.V.) ("IA C.V.") and 535,592 shares owned by Information Associates, L.P. ("IA L.P."). Mr. Dixon is Managing Director of Trident Capital Management, L.L.C., the Investment General Partner of IA C.V. and the General Partner of I.A. L.P. The reporting person disclaims any beneficial ownership of any of the securities owned by the funds except to the extent of his proportionate pecuniary interest in the General Partner.

(2)                                 Shares are held by the Dixon Family Trust, under agreement dated June 18, 1988. Mr. Dixon disclaims beneficial ownership of such shares.

(3)                                 Consists of 11,597 shares owned by Information Associates, C.V. ("IA C.V.") and 415,576 shares owned by Information Associates, L.P. ("IA L.P.").  Mr. Dixon is Managing Director of Trident Capital Management, L.L.C., the Investment General Partner of IA C.V. and the General Partner of IA L.P.  The reporting person disclaims any beneficial ownership of any of the securities owned by the funds except to the extent of his proportionate pecuniary interest in the General Partner.  These securities are included in this report solely for the purpose of disclaiming beneficial ownership and do not represent a change in the number of securities previously reported.

(4)                                 100% of the shares vest in 36 monthly installments.

(5)                                 Donald R. Dixon is the Managing Director of Trident Capital Management, L.L.C., the holder of the subject option. Mr. Dixon is Managing Director of Trident Capital Management, L.L.C., the Investment General Partner of IA C.V. and the General Partner of IA L.P.  The reporting person disclaims any beneficial ownership of any of the securities owned by the funds except to the extent of his proportionate pecuniary interest in the General Partner.